

Mailstop 4720

May 25, 2016

Mr. Robert S. Harrison
Chairman and Chief Executive Officer
First Hawaiian, Inc.
999 Bishop St.
Honolulu, Hawaii 96813

>   **Re: First Hawaiian, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted May 13, 2016**
>   **CIK No. 0000036377**

Dear Mr. Harrison:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to Our Business

Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations, page 22

1. We note your new risk factor. Please revise the risk factor either to identify or to provide representative illustrations of the specific areas of concentration giving rise to the risks the risk factor is intended to address.

<u>Unaudited Interim Condensed Combined Financial Statements</u>
<u>Notes to Condensed Combined Financial Statements (unaudited)</u>
<u>Note 2. Investment Securities – Visa Class B Restricted Shares, page F-91</u>

2. We note your disclosure on page 75 that you attribute your increase in net income in the first quarter of 2016 when compared to the same period in the prior year primarily to the $22.7 million gain on the sale of 274,000 shares of Visa Class B restricted shares. Please enhance your disclosure to include a discussion of when and how you acquired the Visa Class B restricted shares as well as the number of shares owned and their carrying value at each period end (i.e., March 31, 2016, December 31, 2015 and December 31, 2014).

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

Cc: Catherine M. Clarkin, Esquire
    Erin Yeaman